EXHIBIT 1

     Haifa, Israel, July 9, 2003 - Elbit Systems Ltd. (the "Company") (Nasdaq
     NM: ESLT) announced today that July 10, 2003 has been set as the record date for shareholders entitled to receive notice of and vote at the Company's Annual General Meeting of Shareholders to be held on August 6, 2003 (the "Meeting"). The Company intends to distribute to shareholders on or about July 15, 2003 a proxy statement with respect to the Meeting.